UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated March 7, 2016, announcing an extension of its previously announced exchange offer.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: March 8, 2016	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 99.1

Paragon Shipping Inc. Announces Extension of the Exchange Offer to Retire All of the Outstanding 8.375% Senior Notes due 2021

March 7, 2016 – Athens, Greece – Paragon Shipping Inc. (the "Company") today announced the extension of its previously announced offer to exchange all properly delivered and accepted 8.375% senior notes due 2021 issued in $25.00 denominations with CUSIP number 69913R-507 (each a "Paragon Note" and collectively the "Paragon Notes") for shares of common stock (the "Common Stock") of Paragon (the "Exchange Offer") to 5:00 p.m. (New York City time) on March 18, 2016 (the "Extended Expiration Date").  Unless there is another extension, settlement for all of the Paragon Notes validly delivered and not withdrawn on or before the Extended Expiration Date, whether made prior to or after this announcement, will be on March 23, 2016 (the "Settlement Date").  Deliveries of Paragon Notes, whether made prior to or after this announcement, may be withdrawn and consents delivered pursuant to the Consent Solicitation, as defined below, may be revoked at any time until the Extended Expiration Date.

Based on information provided by the depository for the Exchange Offer, as of 5:00 p.m. (New York City time) on Friday March 4, 2016, approximately 95,813 Notes or 9.8% of the outstanding Paragon Notes had been delivered and not validly withdrawn from the Exchange Offer.

Each holder of a Paragon Note (each a "Holder" and collectively the "Holders") who validly delivers and does not withdraw all Paragon Notes held by such Holder, shall receive four (4) shares of Common Stock on a post-reverse stock split basis for each Paragon Note, which shall include any accrued and unpaid interest thereon.  Prior to this announcement and on an as adjusted basis, taking into account the 38-to-1 reverse stock split effectuated by the Company on March 1, 2016, all Holders that validly delivered and did not withdraw all Paragon Notes held by such Holder would have received two (2) shares of Common Stock regardless of the date the Notes were delivered.  As part of the Exchange Offer, Holders will also be required to consent to the removal of certain covenants and sections of the Paragon Notes' Indenture dated August 8, 2014 (the "Consent Solicitation" and together with the Exchange Offer, "Exchange Offer and Consent Solicitation").

Holders who deliver and do not withdraw their Paragon Notes in the Exchange Offer and the Consent Solicitation by the Extended Expiration Date will not be entitled to any future interest on such Paragon Notes or any accrued but unpaid interest as of March 23, 2016, regardless of when the Exchange Offer and the Consent Solicitation closes, and any subsequent interest that would otherwise have been earned on such Paragon Notes will be deemed paid in full upon receipt of the Common Stock in the Exchange Offer and the Consent Solicitation.

Paragon also waives the minimum exchange condition that at least 80% of the aggregate principal amount of all outstanding Paragon Notes be validly delivered for exchange and not withdrawn.

This press release is neither an offer to purchase nor a solicitation of an offer to sell or exchange securities. No offer, solicitation, purchase, sale or exchange will be made in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful. The Exchange Offer and Consent Solicitation is being made solely pursuant to the terms and conditions set forth in the applicable letter of transmittal.

Georgeson is acting as Information Agent for the Exchange Offer and Consent Solicitation and requests for letters of transmittal or questions regarding the Exchange Offer and the Consent Solicitation may be directed to Georgeson at the following telephone numbers: (888) 666-2580.  Copies of the letter of transmittal relating to the Exchange Offer and the Consent Solicitation are also available on the Company's website.

Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including but not limited to any statements regarding the Exchange Offer and Consent Solicitation.  Risks, uncertainties and assumptions include the possibility that expected benefits may not materialize as expected as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

About Paragon Shipping Inc.

Paragon Shipping is an international shipping company incorporated under the laws of the Republic of the Marshall Islands with executive offices in Athens, Greece, specializing in the transportation of drybulk cargoes. Paragon Shipping's current fleet consists of six drybulk vessels with a total carrying capacity of 297,879 dwt. In addition, Paragon Shipping's current newbuilding contracts consist of two Ultramax and three Kamsarmax drybulk carriers with scheduled deliveries in the first quarter of 2016. The Company's common shares and Paragon Notes trade on the NASDAQ Capital Market under the symbols "PRGN" and "PRGNL," respectively. For more information, visit: www.paragonship.com. The information contained on Paragon Shipping's website does not constitute part of this press release.

Contacts:

Paragon Shipping Inc.
ir@paragonshipping.gr
DresnerAllenCaron
Rudy Barrio (Investors)
rbarrio@dresnerallencaron.com
(212) 691-8087